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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Apple Homes Corporation
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    037845104
                                    ---------
                                 (CUSIP Number)
                                 --------------

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037845104


     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          E. Samuel Evans ###-##-####

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)

     3.   SEC Use Only


     4.   Citizenship or Place of Organization   United States


Number of                5.    Sole Voting Power  195,000
Shares
Beneficially             6.    Shared Voting Power  0
Owned by
Each Reporting           7.    Sole Dispositive Power  195,000
Person With
                         8.    Shared Dispositive Power  0


     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 395,000

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (11) 17.2%%

     12.  Type of Reporting Person (See Instructions) IN

CUSIP NO. 037845104


Item 1(a) Name of Issuer: Apple Homes Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
124 North Belair Road
Evans, GA 30809

Item 2(a) Name of Person Filing: B. Samuel Evans

Item 2(b) Address of Principal Business Office of, if None, Residence:
845 Vivian Court
Evans, GA 30809

Item 2(c) Citizenship: USA

Item 2(d) Title of Class of Securities: Common Stock

Item 2(e) CUSIP Number: 037845104

Item 3 Not applicable

Item 4 Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

     (a) Amount beneficially owned: 395,000
     (b) Percent of class: 17.2%
     (c) Number of shares as to which the person has:
         (i)     Sole power to vote or to direct the vote: 195,000
         (ii)    Shared power to vote or to direct the vote: 0
         (iii)   Sole power to dispose or to direct the disposition of: 195,000
         (iv)    Shared power to dispose or to direct the disposition of: 0

Item 5 Not applicable

Item 6 Not applicable

Item 7 Not applicable

Item 8 Not applicable

Item 9 Not applicable

Item 10 Not applicable

CUSIP NO. 037845104


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 23, 2000
                                              -----------------
                                              Date

                                              /s/ E. Samuel Evans
                                              -------------------
                                              E. Samuel Evans